INVEST IN **MARK'S SNACKS**

Real Ingredients. Real Flavor: The Real American Snack Brand



MARK'S
KETTLE CHIPS
SEA SALT
MARK'S
KETTLE CHIPS
SEA SALT & VINEGAR
MARK'S
KETTLE CHIPS
BARBECUE
✦ DELICIOUS & SEED OIL-FREE! ✦

markssnacks.com San Francisco, CA

Highlights

1. Built and run by experienced entrepreneur with 20 years of building brands

2. No seed oils, no junk, no artificial or natural flavors. As few as 3 ingredients & NON-GMO certified

3. Projecting 60% gross margins & profitability within 1 yr of launch (not guaranteed)

4. Salty snack category is booming with a market cap at $33.2B and growing every year

5. Our category continues to surge: Two 9 figure exits in last 12 months (Simple Mills/Lesser Evil)

6. Founder built previous nat'l snack brand, 9+ years sales, operations and manufacturing experience

7. Founder has strong business social media following - 67,000 followers on Linkedin & large engagement

Featured Investor



Will Nitze
Syndicate Lead

Follow

Invested $5,000

Founder/CEO at IQBAR. Above-average padel player.

"I've watched Mark navigate the highs and lows of the food industry for years. He's got the experience, the grit, and the guts to build something special with Mark's Snacks. That's why I'm investing - because I believe he's going to make this one count!"

Our Founder



Mark Samuel CEO and Founder

Pitch


HELLO, I'M MARK

Hi, I'm Mark! I want to personally thank you for visiting my Wefunder campaign.

What we're building here isn't your typical snack company. Mark's Snacks is a brand with purpose — rooted in three core pillars:

1. **Family and Faith**
2. **Health and Fitness**
3. **Clean Ingredients and Radical Transparency**

I'm a Dad first, there is no greater love I have than being with my kids every single day. Whether it's coaching their sports or just hanging with them after school and on the weekends. There is no greater gift I've been given from God, other than my health, than being a father.


About Mark
MARK COACHING HIS SON
MARK WITH HIS 2 KIDS
MARK WORKING ON HIS WEEKLY CPG PODCAST
SSC
SUMMER SHREDDING COMMUNITY
MARK COMPETING IN A PHYSIQUE CONTEST LAST SUMMER
MARK HAS 9+ YEARS OF SNACK MFG EXPERIENCE
Content performance
4,187,955
Impressions
MARK GETS MORE THAN 1M IMPRESSIONS PER MONTH FROM HIS LINKEDIN CONTENT
MARK'S

I'm also a lifelong health and fitness enthusiast. I've been lifting weights and doing some form of physical exercise bright and early for the past 25 years. I've always keyed in my food and nutrition intake too. I follow what some call the '80/20 Rule', where I eat whole foods, much of it rich in protein and nutrients, about 80% of the time, and the remaining 20% I eat most anything, some may say the fun stuff, but always in moderation. It's all about having a healthy relationship with food.

For me, and what I hope to inspire onto others, is that eating

For me, and what I hope to inspire onto others, is that eating well and getting movement each day allows me to show up, be the best version of myself. Oh, and yeah, I even competed in a show this past year at the ripe age of 45, and might just have to do it again.

Outside of my personal life, I've been down the entrepreneurial road many, many times. For over 20 years, I've been building businesses, everything from finance, to gyms, to meal management solutions, to a previous cpg product, one that was available in most major retailers across the country. It didn't pan out the way we originally planned, but I learned a lot, and it's brought me to where I am today, launching my newest and most personal creation: Mark's Snacks.


MARK'S PAST VENTURES
20 YEAR VETERAN ENTREPRENEUR
CO-FOUNDER - FINANCE CO.
CO-FOUNDER - FITNESS CO.
FOUNDER
MEAL PLAN MANAGEMENT CO.
FOUNDER: SNACK CO.
MARK'S
KETTLE CHIPS
SEA SALT & VINEGAR
AND NOW:
FOUNDER OF MARK'S SNACKS!
MARK'S

This isn't just a company. It's a **mission** — to bring back real food made with integrity, to operate with discipline and efficiency, and to build a brand that's profitable from day one.

Because this isn't just about snacks — it's about legacy. For my kids. For your kids. For anyone who still believes that how we **live**, how we **eat**, and how we **lead**, still matters.

Welcome to Mark's Snacks — where clean ingredients, strong values, and bold flavor meet.

REAL INGREDIENTS, REAL FLAVOR, REAL AMERICAN

At Mark's Snacks, we keep it extremely simple — on purpose.

No seed oils. No junk. Just real, quality ingredients you can actually trust. Our chips are made with 100% avocado oil and real American-grown potatoes. That's it.

No long ingredient lists. No lab-made nonsense. Just clean, bold flavor from ingredients that fuel your body, not fight it.


THE LINE UP: REAL AMERICAN SNACKS
3 DELICIOUS FLAVORS
SEED OIL FREE
MARK'S
MADE WITH AVOCADO OIL
GLUTEN-FREE NON GMO FAMILY OWNED
KETTLE CHIPS
BARBECUE
SEA SALT & VINEGAR
SEA SALT
MARK'S

A majority of our partners are right here in the USA. From our food manufacturer to our packaging suppliers, to our operations and agency partners that will help me operate and scale the business, we support and invest in American jobs, plus look to avoid as much of the red tape and potential tariffs that cut into profitability.

We're not cutting corners. We're cutting out the BS and doing it proudly, domestically in the United States.

Now let's talk flavors: We're launching with three classics, all crafted with simple, honest ingredients:

- **Sea Salt** – Potatoes, Avocado Oil, and Sea Salt.
- **Sea Salt & Vinegar** – Potatoes, Avocado Oil, Sea Salt, and Distilled Vinegar.
- **Barbecue** – Potatoes, Avocado Oil, and our signature BBQ seasoning that's made with real ingredients like paprika, tomato, garlic and onion powder with a pinch of real cane sugar.

Three bold, satisfying flavors. Zero compromise. Just clean-label chips that actually taste like food — because they are.

OUT-LIFTING THE COMPETITION

Our product and quality does the heavy lifting. If you compare us to the top mainstream brands, and even other emerging 'healthy' brands, we have the upper hand.

Other brands are loaded with seed oils such as sunflower oil, cottonseed oil, hydrogenated oils, or canola oil. If consumed in too large quantities, there are studies that seed oils can cause inflammation, heart disease, type 2 diabetes, and even forms of cancer.

COMPARISON CHART OF SNACKS

	CLEAN INGREDIENTS	NO SEED OILS	NON-GMO	FAMILY OWNED
MARK'S™	✓	✓	✓	✓
Lesser Evil	✓	✓	✓	
Siete	✓	✓	✓	
Sun Chips				
Kettle Brand			✓	
Lay's				

We excel by having minimal ingredients, no seed oil, and a brand built on family, fitness, and love.

WHY WE WILL WIN AND THE MARKET OPPORTUNITY

The salty snack category is booming — now a $33.2 billion market and growing. Consumers are ditching legacy brands and reaching for healthier, cleaner options. And that's where we come in.


SALTY SNACK CATEGORY GROWTH
CATEGORY GROWTH AT $33.2B
MAINSTREAM CHIP CO.
MARK'S KETTLE CHIPS SEA SALT
MARK'S KETTLE CHIPS SEA SALT & VINEGAR
MARK'S KETTLE CHIPS BARBECUE
MARK'S

Mark's Snacks is positioned at the intersection of health, flavor, and values.

Our unique selling points are clear and highly differentiated:

- 100% Seed Oil Free – Made with avocado oil, not the inflammatory seed oils used in 90% of salty snacks today (sunflower, cottonseed, canola, etc.).
- Clean Label – Just real ingredients. No GMOs. No fillers. No BS.
- Simple, Whole Food Nutrition – It's a chip you can actually feel good about.


US VS. THEM
MARK'S KETTLE CHIPS SEA SALT
MAINSTREAM CHIP CO.
NO SEED OILS
NON-GMO
MINIMAL INGREDIENTS
NOT GREASY
CLEAN LABEL
SEED OILS (SUNFLOWER OIL, SAFFLOWER OIL, HYDROGENATED OIL, SOYBEAN OIL)
PRESERVATIVES AND NATURAL FLAVORS
7+ INGREDIENTS
GREASY AND NOT CLEAN LABEL
MARK'S

This isn't just a trend. It's a full-on movement and the M&A

This isn't just a trend. It's a full-on movement and the M&A space proves it. Big players are scooping up emerging clean-snack brands:

- LesserEvil – Acquired by Hershey's for $750M
- Simple Mills – Acquired by Flowers Foods for $795M


MAJOR ACQUISITIONS IN CATEGORY
✦ SNACK BRAND DEALS ARE HAPPENING! ✦
SIMPLE MILLS
Simple Mills
ORGANIC
SEED FLOUR
CRACKERS
Original
$795M
ACQUIRED BY FLOWER FOODS
JANUARY 2025
LESSER EVIL
Lesser Evil
POPCORN
HIMALAYAN PINK SALT
PARTY SIZE!
$750M
ACQUIRED BY HERSEY'S
APRIL 2025
MARK'S

We're not trying to be a flash-in-the-pan startup. We're building a real brand with real fundamentals, strong product margin, operational discipline, and consumer loyalty.


SMART BUSINESS MODEL

Let's be real: The food and beverage space is **brutal**.

Most emerging brands follow the same tired path: go into retail, work with major distributors like UNFI or KeHE, and hope for scale.

But what really happens? Margins get crushed, costs skyrocket, and profitability becomes a distant dream. Many brands never make a dime. They just chase top-line growth in hopes of getting acquired, which is not a sound strategy in any economic environment, especially this one. **We're doing it differently. We're flipping that broken model on its head.**

At Mark's Snacks, our business is built for profit and control from Day One, with a focus on:

- **Direct-to-Consumer** sales — giving us full control of customer data, relationships, and marketing.
- **No reliance on national distributors** — eliminating unnecessary fees and protecting margins. Instead, we'll utilize regional DSD relationships and direct to shelf (retail) opportunities, we even have our eye set at some larger channels, ones that fall in line with our commitment to financial stability (you won't hear about us paying exorbitant slotting or promotional fees, it's simply not part of our plan)
- **60%+ gross margins** — designed to be profitable in **Year 1**, not "someday."
- **Long-term brand building** — no inflated air here. We're building our brand to last.
- **And to tie everything together** - we'll leverage my extensive network in the CPG community, one built over the last 10 years; it'll help open up make-sense opportunities and partnerships, and allow us to build, resourcefully.

Future projections are not guaranteed.


MARK'S SNACKS - BUSINESS STRATEGY
LOCAL DISTRIBUTOR
MARK'S
KETTLE CHIPS
SEA SALT
NO RELIANCE ON NATIONAL DISTRIBUTORS
LONG-TERM BRAND BUILDING
DIRECT-TO-CONSUMER FOCUSED
60%+ GROSS MARGINS AND PROFITABLE YEAR 1
MARK'S

This isn't just a snack company. It's a smarter business from the ground up.


MARK'S SNACKS FINANCIAL PROJECTIONS
AMOUNT ($ MILLIONS)
0
2
4
6
8
10
2025
2026
2027
2028
2029
YEAR
REVENUE
GROSS PROFIT
NET INCOME
MARK'S

Future projections are not guaranteed.

We're projecting profitability in **Year 1**—a rare feat in the CPG world. By focusing on high-margin, strategic distribution channels, we expect strong gross profits and steady net income growth year over year.

This model also enables us to **comfortably repay Wefunder investors** through the revenue share program we're offering (see terms for full details).

Our 5-year plan is built on disciplined, intentional growth—targeting **$10M in revenue and $2M in net profit by 2029**, driven by a lean, smart operating strategy. (Projections Not Guaranteed)


KEY INVESTMENT RISKS

While the opportunity to invest in Mark's Snacks is exciting — and we believe the upside is real, we also want to be fully transparent about the risks involved.

Every investment carries challenges, and consumer packaged goods (CPG) is no exception. Here's what you should know:

A Crowded & Competitive Category

- The salty snack aisle is still dominated by legacy giants like

Frito-Lay and Kettle Brand. Standing out takes smart strategy and real brand loyalty.

Retail Distribution Limitations

- By avoiding traditional distributors like UNFI and KeHE, we protect our margins — but it also means we must build alternative, efficient go-to-market channels ourselves.

Ingredient & Cost Pressure

- Using premium ingredients like avocado oil means our cost of goods sold is higher. Inflation and supply fluctuations can also put pressure on margins.

Consumer Education Gap on Seed Oils

- Many shoppers still aren't fully aware of the dangers of seed oils. Part of our mission is to educate the market — and that takes time, content, and commitment.

Trends Can Shift

- Health and wellness trends evolve quickly. What's hot today could fade tomorrow. That said, the demand for clean-label, better-for-you snacks continues to grow — and we're building for long-term relevance, not fads.


KEY RISKS
✦ AND HOW WE WILL TACKLE THEM! ✦
RISKS
SOLUTIONS
• CROWDED & COMPETITIVE CATEGORY
• STANDING OUT ON PACKAGING AND INGREDIENT SIMPLICITY
• RETAIL DISTRIBUTION LIMITATIONS
• DILIGENTLY WORK WITH REGIONAL DISTRIBUTORS AND BUILD RELATIONSHIPS
• INGREDIENT AND COST PRESSURE
• SOURCING KEY INGREDIENTS IN THE US AND MFG IN THE US
• EDUCATION GAP ON SEED OILS
• SOCIAL MEDIA IS TRENDING NOW WITH SEED-OIL RISKS AND BECOMING TREND
• TRENDS CAN SHIFT
• HEALTH AND WELLNESS HERE TO STAY AND ONLY GROWING WITH MORE CONSUMER EDUCATION
MARK'S

We're not here to sugarcoat anything. We're here to build something real and we believe with your support, we can do just

that.


USE OF FUNDS

Your investment isn't just money, it's momentum.

We're putting every dollar to work in the most strategic and impactful areas to help us grow, reach more consumers, and educate the market on why seed oil-free snacking matters.

Here's how we'll allocate the capital:

- Raw materials/Packaging/Production (60%) - In order to make our product, we need capital for production runs, that includes MFG, ingredients and materials. And yes, we've already contracted an experienced, well known and reputable manufacturer.
- Marketing and Education (25 %) - not much will be spent here (compared to most) but we budget a small amount for early social media initiatives, and driving a bit of awareness out the gate (all ROI driven). Since we focus on direct to consumer and direct to retail, we won't need a bunch of capital for what most utilize in ad spends, slotting and promotions, however, we'll still allocate some funds to the marketing bucket.
- General and Administrative (15 %) - Simply put, we have and will always have a small and mighty team. I'll be doing most of the lifting the first year or so, which I love. Plus I'll have a handful of contracted, seasoned and trusted folks, people I have worked with before, to round out the business and make sure all t's are crossed day to day.


USE OF FUNDS
GENERAL AND ADMINISTRATIVE
15%
RAW MATERIALS/PRODUCTION


25%
60%
MARKETING AND EDUCATION
MARK'S

A PERSONAL MESSAGE FROM MARK

At the end of the day, this isn't just business for me. It's personal.

I'm building Mark's Snacks for my family and for yours. For people who still believe in doing things the right way. In working hard. In raising strong kids. In standing for something bigger than ourselves.

I don't want to play the startup game. I want to build a brand that stands the test of time — with clean ingredients, smart and strategic operations, and American values at its core.

If that speaks to you, I'd be honored to have you as part of our journey.

Invest Now and let's build this together.